FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2002.
Total number of pages: 4.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number	Page Number
1. [First Quarter Results Telephone Conference (07/10/02)]	3

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July 10, 2002

First Quarter Results Telephone Conference

As already announced, Nomura Holdings, Inc. plans to announce its first quarter operating results at 1500 JST on July 26.

Following the announcement, we plan to deliver a real-time broadcast (audio only) of the telephone conference on our Web page (www.nomura.com).

Schedule for telephone conference: July 29, 2002	2200 (JST)
0900 (New York time)
1400 (UK time)

For further information:

Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

/s/    MASANORI ITATANI
By:
Masanori Itatani
Director

Date:    July 11, 2002

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